Exhibit 23.3 to Registration Statement on Form S-4 of Revett Minerals Inc.
(Consent of KPMG LLP)

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Revett Minerals Inc.:

We consent to the use of our reports dated March 11, 2013, with respect to the consolidated balance sheets of Revett Minerals Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

KPMG LLP

Boise, Idaho
October 17, 2013